

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2006 (MM/DD/YY) AND ENDING 3/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Teal (617) 624-8820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group
(Name – *if individual, state last, first, middle name*)

7700 Old Georgetown RD, Suite 400 (Address) Bethesda (City) MD (State) 20814-6224 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____Richard J. DeAgazio______________________________, swear (or affirm) that, to the b
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
________Boston Capital Securities, Inc.______________________________
of ________March 31______________________________, 20___07___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Reznick
Group

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

BOSTON CAPITAL SECURITIES, INC.

MARCH 31, 2007

Boston Capital Securities, Inc.

TABLE OF CONTENTS

	PAGE
FACING PAGE	3
INDEPENDENT AUDITORS' REPORT	5
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	6
STATEMENT OF OPERATIONS	7
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	8
STATEMENT OF CASH FLOWS	9
NOTES TO FINANCIAL STATEMENTS	10
SUPPLEMENTAL INFORMATION	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	16
REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	17



Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Boston Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Boston Capital Securities, Inc. as of March 31, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Capital Securities, Inc. as of March 31, 2007, and the results of its operations, changes in stockholders' equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Bethesda, Maryland
June 21, 2007

Boston Capital Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

March 31, 2007

ASSETS

ASSETS		
Cash	$	545,014
Investments		4,800
Deposits		500
Total assets	$	550,314

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses	$	173,993
Due to affiliate		277,755
Total liabilities		451,748
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 300,000 shares authorized 1,000 shares issued and 750 shares outstanding		10
Additional paid-in capital		2,069,490
Accumulated deficit		(1,970,684)
Treasury stock, 250 shares at cost		(250)
Total stockholders' equity		98,566
Total liabilities and stockholders' equity	$	550,314

See notes to financial statements

Boston Capital Securities, Inc.

STATEMENT OF OPERATIONS

Year ended March 31, 2007

REVENUE	
Commission income	$ 3,768,634
Dealer-manager fee income	1,022,023
Total revenue	4,790,657
EXPENSES	
Commission expense	3,768,633
Dealer-manager reallowance	637,223
Travel and entertainment	571,828
Professional fees	289,249
Office expenses	262,347
Seminars and conventions	197,662
Due diligence and filing fees	78,902
Total expenses	5,805,844
Loss from operations	(1,015,187)
Other income	10,165
Interest income	2,915
Loss on expiration of warrants	(3,300)
Loss before provision for income taxes	(1,005,407)
Provision for income taxes	(329,633)
Net loss	(1,335,040)
Reclassification adjustment for loss included in net income	3,226
Comprehensive loss	$ (1,331,814)

See notes to financial statements

Boston Capital Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended March 31, 2007

	Common stock		Additional paid-in capital	Accumulated deficit	Treasury stock		Accumulated other comprehensive loss	Total stockholders' equity
	Shares	Amount			Shares	Amount		
Balance at March 31, 2006	1,000	$ 10	$ 1,216,490	$ (635,644)	250	$ (250)	$ (3,226)	$ 577,380
Capital contributions	-	-	853,000	-	-	-	-	853,000
Other comprehensive income	-	-	-	-	-	-	3,226	3,226
Net loss	-	-	-	(1,335,040)	-	-	-	(1,335,040)
Balance at March 31, 2007	1,000	$ 10	$ 2,069,490	$ (1,970,684)	250	$ (250)	$ -	$ 98,566

See notes to financial statements

Boston Capital Securities, Inc.

STATEMENT OF CASH FLOWS

Year ended March 31, 2007

Cash flows from operating activities:	
Net loss	$ (1,335,040)
Adjustments to reconcile net loss to net cash used in operating activities:	
Loss on expiration of warrants	3,300
(Increase) decrease in:	
Receivable from affiliate	155,000
Deferred tax asset	325,883
Increase (decrease) in:	
Due to affiliate	(103,023)
Accrued expenses	142,524
Commissions payable - affiliate	(28,853)
Net cash used in operating activities	(840,209)
Cash flows from financing activities:	
Capital contributions	853,000
Net cash provided by financing activities	853,000
Cash flows from investing activities:	
Purchase of marketable securities	(4,800)
Net cash used in investing activities	(4,800)
NET INCREASE IN CASH	7,991
Cash, beginning	537,023
Cash, end	$ 545,014
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ 3,750
Significant noncash investing and financing activities:	
Reclassification of unrealized loss on investment	$ 3,226

See notes to financial statements

NOTE 1 - ORGANIZATION

Boston Capital Securities, Inc. (the Company) is registered with the United States Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker/dealer primarily selling investments to individuals and corporations. The Company currently is offering three types of investments which contain multi-family residential real estate as the underlying assets. The first is a tax advantaged product structured as a limited partnership (the Fund). Investors in the Fund receive low-income and historic rehabilitation tax credits based upon the type of real estate acquired by the Fund. Additionally, certain investors in the Fund will be able to utilize the passive losses generated from the Fund to defer federal income taxes. The second investment is a real estate investment trust (the REIT). It is expected that investors in the REIT will receive quarterly cash dividends and achieve some level of long term capital appreciation. The third investment is a mortgage fund formed to make fixed-rate first priority mortgage loans, each of which is secured by a multifamily affordable housing apartment complex expected to qualify for the Low-Income Housing Tax Credit and Historic Rehab Credits.

For the year ended March 31, 2007, the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a registered NASD Broker Dealer in all fifty states and the District of Columbia. The Company is also a member of the Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company earns selling commissions and dealer-manager fees in connection with the sale of interests in the investments. The commissions and fees are based on a percentage of the equity raised by the offerings and are recognized as revenue upon the admission of investors. The Company is also entitled to a non-accountable expense allowance equal to accountable and non-accountable expenses paid to an affiliate for due diligence expenses and administrative costs related to the Fund offerings. The allowance is discretionary and limited to a specified percentage of the equity raised by the Fund.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Boston, Massachusetts. The balances are guaranteed by the Federal Deposit Insurance Corporation up to $100,000. At March 31, 2007, the uninsured cash balance was $465,639.

Marketable Securities

The Company accounts for marketable securities in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires that securities that are available-for-sale be presented at fair value on the balance sheet. Unrealized gains and losses are recognized as a separate component of stockholders' equity until realized. Marketable securities that have restrictions on the sale that will exceed one year are held at cost until such restrictions are removed. The Company has restricted investments in common stock of $4,800 recorded at cost as of March 31, 2007.

NOTE 3 - INCOME TAXES

The provision for income taxes for the year ended March 31, 2007 is comprised of the following:

	Federal	State	Total
Current tax expense	$ -	$ (3,750)	$ (3,750)
Deferred tax benefit	423,400	118,955	542,355
Increase in valuation allowance	(678,623)	(189,615)	(868,238)
Provision for income taxes	$ (255,223)	$ (74,410)	$ (329,633)

Components of the provision for deferred income taxes for the year ended March 31, 2007 consist of the following:

Net operating loss carryforwards	$ 345,844
Accrual-based expenses	196,511
Deferred tax benefit	$ 542,355

Temporary differences which give rise to deferred tax assets and liabilities at March 31, 2007 result from the use of the cash method of accounting for tax purposes and the accrual method for financial reporting purposes, along with federal and state loss carryforwards that may be used against future federal and state taxable income.

The federal and state loss carryforwards at March 31, 2007 each totaled $1,544,200. The federal and state tax rate used to calculate the deferred tax asset was 34% and 9.5%, respectively. If not used, the federal and state carryforwards will each begin to expire March 31, 2021. Deferred tax assets are not expected to be realized in future years. Accordingly, a valuation allowance was recorded at March 31, 2007.

Net deferred tax benefit consists of the following:

Net operating loss carryforwards	$ 671,727
Accrual-based expenses	196,511
Total deferred tax assets	868,238
Valuation allowance	(868,238)
Net deferred tax assets	$ -

NOTE 4 - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" as the terms are defined in the Rule. As of March 31, 2007, Boston Capital Securities, Inc. had a "net capital" requirement of $30,117 whereas its actual "net capital" was $93,266. The Rule also provides that an "aggregate indebtedness" to "net capital" ratio of no greater than 15 to 1 be maintained. The Company's net capital ratio amounted to 4.84 to 1 as of March 31, 2007.

The audited calculations of the above amounts agree to the amounts filed on the unaudited Form X-17A-5 (focus filing) as of March 31, 2007.

NOTE 5 - RELATED PARTY TRANSACTIONS

Substantially all revenues are earned by acting as the registered broker dealer for the REIT and the Funds in which an affiliate of the Company is the general partner or acts as an advisor.

For the year ended March 31, 2007, the Company earned dealer manager fees of $1,022,023 and commissions of $3,551,859 in connection with the sale of shares in the REIT and $216,775 in selling commissions in connection with the sale of beneficial assignment certificates or limited partnership interests of the Funds. For the year ended March 31, 2007, $637,223 of the dealer manager fees and $3,768,634 of the commissions were reallowed to third-party broker dealers. As of March 31, 2007, all commissions and dealer-manager fees earned have been received by the Company.

During the year ended March 31, 2007, an affiliate of the Company paid certain expenses, relating to the selling of shares of an affiliate, on its behalf. These payments totaled $1,515,934, of which $277,755 have not been reimbursed by the Company as of March 31, 2007. These amounts are included in due to affiliate on the Company's statement of financial condition.

NOTE 6 - CONTINGENCIES

The Company is subject to periodic reviews by the NASD. During the current fiscal year, as a result of the temporary suspension of sales of the REIT, the Company may have exceeded the limitation on the organization and offering expenses. Given the current uncertainty regarding future REIT sales, as well as the uncertainty as to how and when the NASD will apply the rules regarding these expenses, management is unable to determine the effect, if any, arising from this issue. Accordingly, due to this uncertainty, the financial statements do not include any adjustments.



SUPPLEMENTAL INFORMATION

Boston Capital Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2007

Aggregate indebtedness	$ 451,748
Net worth:	
Common stock	$ 10
Additional paid-in capital	2,069,490
Accumulated deficit	(1,970,684)
Treasury stock	(250)
Total net worth	98,566
Deduct nonallowable assets:	
Other assets	4,800
Deposits	500
Total nonallowable assets	5,300
Net capital	93,266
Minimum net capital requirement to be maintained	30,117
Net capital in excess of requirements	$ 63,149
Ratio of aggregate indebtedness to net capital	4.84 to 1



Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Boston Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Boston Capital Securities, Inc. (the Company) for the year ended March 31, 2007, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(i) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;
(ii) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
(iii) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with



management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
June 21, 2007

END